SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	February	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report – Settlement Agreement with Endovalve Inc. and Micro Interventional Devices Inc.
2	Material Contract – Settlement Agreement

Documents 1 and 2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

DOCUMENT 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)
13562 Maycrest Way, Suite 5138
Richmond, BC V6V 2J7

Item 2:	Date of Material Change

February 19, 2019

Item 3:	News Release

A news release announcing the material change was issued on February 20, 2019 through CNW Group and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On February 20, 2019, Neovasc announced that it had resolved a previously-disclosed litigation matter through a settlement agreement with Micro Interventional Devices, Inc. and Endovalve Inc. (together, “MID”).

Item 5:	Full Description of Material Change

On February 19, 2019, the Company entered into a settlement agreement with MID. This agreement resolves certain potential claims against the Company that were described in its management's discussion and analysis for the third quarter of 2018. The settlement agreement contemplates certain fees being paid by Neovasc to MID, including settlement fees in installments totaling US$3 million over the next two and a half years. In addition, following the first commercial sale of the Tiara™ (“Tiara”), Neovasc will pay MID a royalty of 1.3% on the annual net sales of the Tiara.  Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy-out these royalty obligations. As part of the settlement agreement, the claims will be dismissed with prejudice.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer
Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of February 20, 2019.

DOCUMENT 2

SETTLEMENT AGREEMENT
DATED AS OF FEBRUARY 19, 2019
BY AND BETWEEN
ENDOVALVE INC. AND MICRO INTERVENTIONAL DEVICES INC.
AND
NEOVASC INC. AND NEOVSAC TIARA INC.

SETTLEMENT AGREEMENT
This Settlement Agreement (this “Agreement”) is dated as of February 19, 2019 (the “Effective Date”) by Endovalve Inc. (”Endovalve”)  and Micro Interventional Devices Inc. (“MID” and together with Endovalve, the “MID Parties”) and Neovasc Inc. (“Neovasc”) and Neovasc Tiara Inc. (together with Neovasc, the “Neovasc Parties”).  MID, Endovalve, Neovasc and Tiara may be referred to herein as a “Party” or, collectively, as the “Parties”.
RECITALS:
WHEREAS, the MID Parties filed suit against the Neovasc Parties that is currently pending in the United States District Court for the District of New Jersey alleging breach of contract, misappropriation of trade secrets, and related causes of action, in Civil Action No. 3:18-cv-13697-BRM-LHG (the “Litigation”);
WHEREAS, the Parties desire to resolve all aspects of the present dispute without the further time and expense of litigation or other legal action; and
WHEREAS, the MID Parties are willing to provide a non-assertion covenant to the Neovasc Parties regarding any future claims of misappropriation of trade secrets and related causes of action based on the facts alleged in the complaint filed by MID in the Litigation;
NOW, THEREFORE, in consideration of the various promises and undertakings set forth herein, the Parties agree as follows:
ARTICLE 1
DEFINITIONS
Unless otherwise specifically provided herein, the following terms shall have the following meanings:
1.1
“Affiliate” means a Person that controls, is controlled by or is under common control with a Party, but only for so long as such control exists.  For the purposes of this Section 1.1, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct the management and policies of such Person or entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

1.2
“Applicable Product” means any Product (i) relating to mitral valve replacement and (ii) made, used or sold by utilizing or practicing MID Trade-Secrets.  Notwithstanding the foregoing, any transcatheter mitral valve replacement device developed by Neovasc, its Affiliates or sublicensees prior to and as of the Effective Date, including the “Tiara” transcatheter mitral valve replacement device and any other next generation of “Tiara” product developed after the Effective Date by Neovasc, its Affiliates or sublicensees, shall be an Applicable Product, and any non-mitral valve product developed by Neovasc, its Affiliates or sublicensees prior to, as of or after the Effective Date, including the “Reducer” product and any next generation of the “Reducer” product, shall not be an Applicable Product.

1.3	“Change of Control” means the occurrence of any of the following events (including through a transaction or series of transactions): (i) any party becomes the owner, directly or indirectly of more than fifty percent (50%) of the total voting power (on an as converted basis) of the equity units or other interests of Neovasc then outstanding that are normally entitled to vote in the election of directors of Neovasc, (ii) the merger, consolidation or amalgamation of Neovasc with or into any other party, other than any transaction in which the holders of the outstanding voting securities of Neovasc immediately prior to the transaction own, directly or indirectly, not less than fifty percent (50%) of the total voting power (on an as converted basis) of the voting securities of the party surviving such merger, consolidation or amalgamation, (iii) the sale, transfer or disposition of all or substantially all of the assets of Neovasc, or (iv) the sale, transfer or other disposition of this Agreement.
1.4
“Confidential Information” of a Party, means (i) information relating to the business, operations or products of a Party or any of its Affiliates, including any know-how, that such Party discloses to the other Party under this Agreement, or otherwise becomes known to the other Party by virtue of this Agreement, and (ii) the terms and existence of this Agreement; provided that Confidential Information shall not include information that:

(a)	is or becomes generally available to the public other than as a result of disclosure by the recipient;
(b)	is already known by or in the possession of the recipient at the time of disclosure by the disclosing Party;
(c)	is independently developed by recipient without use of or reference to the disclosing Party’s Confidential Information; or
(d)	is obtained by recipient from a Third Party that has not breached any obligations of confidentiality.
1.5
“Control” or “Controlled” means, with respect to Intellectual Property Rights or a Product, that a Party or one of its Affiliates owns or has a license or sublicense to make, use or sell such Intellectual Property Rights or a Product or has the ability to provide to, grant a license or sublicense to, or assign its right, title and interest in and to, such Intellectual Property Rights to a Third Party.

1.6
“Development” means any and all research and development activities for any actual or potential Applicable Product conducted anywhere in the world, including all non-clinical activities, testing and studies of any Applicable Products, manufacturing development (but not manufacturing), process development, toxicology studies, and statistical analyses.

1.7
“Exploit” means to research, develop, make, have made, use, have used, sell, have sold, offer to sell and have offered to sell, import and have imported, market and have marketed, or otherwise to commercialize a Product.

1.8
 “First Commercial Sale” means, on a country-by-country basis, the first commercial transfer or disposition for value of Applicable Product in such country to a Third Party by Neovasc, its Affiliates or sublicensees.

1.9	“IFRS” means, with respect to a Person, international financial reporting standards, as applied by such Person on a consistent basis.

1.10
“Intellectual Property Rights”  means all proprietary and other rights in and to: (i) trademarks, service marks, brand names, certification marks, trade dress, assumed names, trade names and other indications of origin; (ii) patents, inventors certificates and invention disclosures; (iii) trade secrets and other confidential or non-public business information, including ideas, formulae, compositions, inventions, discoveries and improvements, know-how, manufacturing and production processes and techniques, and research and development information (whether patentable or not); drawings, specifications, designs, plans, proposals and technical data; and financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information; (iv) writings and other works of authorship, whether copyrightable or not, including computer programs, data bases and documentation therefor, and all copyrights to any of the foregoing; (v) mask works; (vi) rights, title and interest in know-how, technical information, processes, practices and systems, whether or not protectable by patent, copyright or trade secret law; (vii) moral rights; (viii) rights to limit the use or disclosure of confidential information by any person; (ix) any similar tangible or intangible intellectual property or proprietary rights, information and technology; (x) registrations of, and applications to register, any of the foregoing with any governmental agency or authority and any renewals or extensions thereof, (xi) the goodwill associated with each of the foregoing and (xii) any claims or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing; in each case in any jurisdiction.

1.11	“Law” or “Laws” means all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law of any governmental body.
1.12
“MID Trade-Secrets” shall mean all information disclosed by MID to Neovasc or its Affiliates under and pursuant to the April 7, 2008 Confidential Disclosure Agreement (the “CDA”), and any and all MID know how released to Neovasc. For clarity, 1) MID acknowledges that there is or was no disclosure to Neovasc outside the CDA and not included in this Agreement and 2) MID Trade-Secrets does not include any rights under any patent applications and patents Controlled by the MID Parties as of the Effective Date or during the Term (“MID Patent”).

1.13
“Net Sales” means, on a country-by-country basis, the gross consideration received by Neovasc, its Affiliates or sublicensees for Sales of Applicable Product (including any cash amounts plus the fair market value of any other forms of consideration), less the following deductions (to the extent included in and not already deducted from the gross amounts invoiced or otherwise charged) to the extent reasonable and customary and solely related to the Sale of the Applicable Products(s):

1.13.1	trade discounts, including trade, cash and quantity discounts or rebates, credits or refunds;
1.13.1	allowances or credits actually granted upon claims, returns or rejections of products, including recalls, regardless of the party requesting such recall;
1.13.2
charges included in the gross sales price for freight, insurance, transportation, postage, handling and any other charges relating to the sale, transportation, delivery or return of such Applicable Product;

1.13.3
customs duties, sales, excise and use Taxes and any other governmental charges (including value added tax) actually paid in connection with the transportation, distribution, use or sale of such Applicable Product (but excluding what is commonly known as income Taxes);

1.13.4
rebates and chargebacks or retroactive price reductions made to federal, state or local governments (or their agencies), or any Third-Party payor, administrator or contractor, including managed health organizations; and

1.13.5	payments required by Law, including Medicaid, Medicare and other government special medical assistance programs specific to the Applicable Product.
Even if there is overlap between any of deductions described above, each individual item shall only be deducted once in the overall Net Sales calculation.  Each of the above deductions to Net Sales shall be calculated in accordance with IFRS.
1.14
“Person” means any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership or other business entity, or any government or agency or political subdivision thereof.

1.15	“Product” means any service, article, composition, apparatus, device, chemical, substance or any other material.
1.16
“Sale” means any transaction for which consideration is received by Neovasc, its Affiliates or sublicensees for sale, or other transfer of an Applicable Product to a Third Party.  Notwithstanding the foregoing, (i) sale or other transfer of an Applicable Product by Neovasc, its Affiliates or sublicensees to another of these entities for resale by such entity to a Third Party; (ii) use, lease, transfer of promotional samples of an Applicable Product for which no consideration is received; and (iii) transfer of an Applicable Product provided solely for clinical trials, research, development, or evaluation purposes for which no consideration is received shall not be deemed a Sale.

1.17
“Tax” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind whatsoever, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts, imposed by any Governmental Body.

1.18	“Third Party” means any Person other than a MID Party, Neovasc or any of their respective Affiliates or successors.
1.19	“United States” or “US” means the United States of America, its territories and possessions.
1.20	“USD” or “$” means the lawful currency of the United States of America.
1.21	Other Terms. The definition of each of the following terms is set forth in the section of the Agreement indicated below:

Defined Term	Section
Agreement	Preamble
Anniversary Payments	5.1.2
CDA	1.15
Claims	3.4.1
Effective Date	Preamble
Endovalve	Preamble
Fees	5.1.2
Financial Report	5.4

Defined Term	Section
Neovasc	Preamble
Neovasc Parties	Preamble
Neovasc Protected Party	3.1
Neovasc Buy-Out Period	5.2.3(b)
Neovasc Release	3.4.2
Non-Assertion Covenant	3.1
One-Time Fee	5.1.1
Parties	Preamble
Party	Preamble
MID	Preamble
MID Parties	Preamble
MID Covenant Party	3.1
MID Indemnitees	7.1.1
MID Patent	1.12
MID Release	3.4.1
Royalty	5.2.1
Term	8.1
Second Payment	5.1.2
ARTICLE 2
[INTENTIONALLY LEFT BLANK]
ARTICLE 3
SETTLEMENT
3.1
Non-Assertion Covenant.  Each MID Party, on behalf of itself and its other Affiliates and their respective predecessors, successors and assigns (each an “MID Covenant Party”), hereby covenants not to directly (e.g., by itself) or indirectly (e.g., through a “strawman”, other involvement for or with a Third Party, or otherwise) (i) sue (or purport to sue) in any forum, (ii) assign to any Third Party any right to sue in any forum, nor (iii) in any way support or encourage any Third Party in suing in any forum, any Neovasc Protected Party (as defined below) for misappropriation of trade secrets, breach of contract, or related causes of action, excluding patent infringement, in each case with respect to any Applicable Product or the CDA.   “Neovasc Protected Party” shall mean Neovasc, its Affiliates, manufacturers, distributors, resellers, sublicensees, contractors, customers, successors or assigns, including any acquirer of Neovasc’s Tiara business, Tiara asset or Neovasc, whether through purchase, acquisition, merger or otherwise.

3.2
Each MID Covenant Party shall impose the foregoing non-assertion covenant on any Third Party both (a) to which such MID Covenant Party may sell, license, assign or otherwise dispose of, transfer or grant rights to or under the applicable MID Trade-Secrets and (b) which Third Party would have a right to assert a claim or suit against a Neovasc Protected Party that MID could not assert against Neovasc without violation of Section 3.1. This covenant not to sue does not include any potential claim for patent infringement by any MID Covenant Party or any Neovasc Protected Party. (This Section 3.2 together with Section 3.1, the “Non-Assertion Covenant.”)

3.3
No Implied License.  Each Party acknowledges that the rights granted in this Agreement are limited to the scope expressly granted.  Accordingly, except for the rights expressly granted under this Agreement, no other right, title, or interest of any nature whatsoever is granted whether by implication, estoppel, reliance, or otherwise, by either Party to the other Party.  All rights with respect to any know-how, patent or other Intellectual Property Rights that are not specifically granted herein are reserved to the owner thereof.
3.4
Applicable Product Transfer.  Neovasc acknowledges and agrees that its obligations under this Agreement shall be binding upon its successors and assigns, and that any sale, transfer, assignment or other disposition of Neovasc’s or its Affiliate’s right, title, or interest in and to the Applicable Products including any acquisition of Neovasc’s Tiara business, Tiara asset or Neovasc itself, whether through purchase, acquisition, merger or otherwise, hall be subject to the terms, conditions, and obligations of this Agreement in all respects.

3.5	Release of Claims.
3.5.1
The MID Parties acknowledges and agrees that the Fees provided under this Agreement represent settlement in full for (a) all claims, complaints and causes of action that any MID Party has, may have had, might have asserted, or may now have or assert in the future, based upon, arising out of or associated with Neovasc’s and its Affiliates’ actual or potential breach of contract or misappropriation or other use of the MID Trade-Secrets (including any MID Confidential Information therein) prior to the Effective Date, and (b) all other claims, complaints and causes of action existing as of the Effective Date relating in any way to the MID Trade-Secrets (the “Claims”).  The MID Parties hereby voluntarily and irrevocably releases, and covenants not to sue, directly or indirectly, Neovasc, its Affiliates and sublicensees, and their past, present, and future shareholders, officers, directors, employees, representatives, agents, predecessors, successors, assigns, vendors, subcontractors, customers and end users (all in their capacities as such), or in any manner, institute, prosecute or pursue, any claim, complaint or cause of action relating to the Claims, whether presently known or unknown, suspected or unsuspected, at law or in equity, fixed or contingent (the “MID Release”).  For clarity, the MID Release does not include any claims, complaints and causes of action that the MID Parties have, may have had, might have asserted or may now have or assert in the future, based upon, arising out of or associated with Neovasc’s or its Affiliates infringement of any patent application or patent Controlled by the MID Parties.

3.5.2
Each Neovasc Party hereby and forever releases each MID Party and its current and former officers, directors, employees, agents, investors, attorneys, shareholders, administrators, Affiliates, benefit plans, plan administrators, insurers, trustees, parents, divisions, and subsidiaries, and predecessor and successor corporations and assigns, from, and agrees not to sue concerning, or in any matter to institute, prosecute or pursue, any claim, complaint, charge, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that a Neovasc Party may possess against either MID Party arising from any omissions, acts or facts that have occurred up until and including the Effective Date relating in any way to the MID Trade-Secrets including, without limitation, from all claims and causes of action for breach of the CDA, both express and implied (the “Neovasc Release”).  For clarity, the Neovasc Release does not include any claims, defenses or causes of action that a Neovasc Party has, may have had, might have asserted or may now have or assert in the future, based upon, arising out of or associated with any patent application or patent Controlled by the MID Parties, including, without limitation, all claims, defenses and causes of action for invalidity, unenforceability and non-infringement.  For further clarity, the Neovasc Release does not include any claims, complaints and causes of action that the Neovasc Parties have, may have had, might have asserted or may now have or assert in the future, based upon, arising out of or associated with MID’s or its Affiliates infringement of any patent application or patent Controlled by the Neovasc Parties.
3.5.3
Notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed as an admission or evidence of any liability or wrongdoing by or on behalf of Neovasc or its Affiliates, including an admission or evidence of any actual or potential infringement of any MID Patent, and each MID Party hereby covenants not to use or attempt to use this Agreement or the terms thereof (directly or indirectly) for any such purpose, including without limitation as evidence of any kind in any litigation or other proceeding in connection with, based on, relating to, or arising from any MID Patent.

3.5.4
Notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed (a) as giving any rights under any MID Patent to Neovasc or its Affiliates or (b) an admission or evidence of any non-infringement, invalidity or patentability issue with regards to any MID Patent, and each Neovasc Party hereby covenants not to use or attempt to use this Agreement or the terms thereof (directly or indirectly) for any such purpose, including without limitation as evidence of any kind in any litigation or proceeding in connection with, based on, relating to, or arising from any MID Patent.

ARTICLE 4
DISMISSAL
4.1
Dismissal.  Within two (2) business days of the receipt by MID of the One-Time Fee provided below, each MID Party shall file a dismissal with prejudice of all claims alleged in the Litigation, each party to bear its own costs.  The parties agree to submit to the court appropriate stipulations and proposed orders for extensions of time for all due dates in the Litigation so that neither party is required to incur unnecessary expenses in the Litigation between the Effective Date and the date the Litigation is dismissed.

ARTICLE 5
FINANCIAL PROVISIONS
5.1	Fees. In consideration of the Non-Assertion Covenant and other rights granted herein, including the release by each MID Party under Section 3.4:
5.1.1
On the Effective Date, Neovasc will pay to MID a one-time non-refundable payment, non-creditable (except as provided in Sections 5.1.3 and 5.2.3) against any other amounts payable hereunder, including any royalties due by Neovasc, in the amount of seven hundred and fifty US dollars (US $750,000) (the “One-Time Fee”).

5.1.2
On the date that is six months past the Effective Date, Neovasc shall pay to MID a non-refundable payment, non-creditable (except as provided in Sections 5.1.3 and 5.2.3) against any other amounts payable hereunder, including any royalties due by Neovasc, in the amount of seven hundred and fifty thousand US dollars (US $750,000) (the “Second Payment”); and on each subsequent anniversary of the Second Payment up to and including the second (2nd) anniversary of the Second Payment, Neovasc shall pay to MID a non-refundable payment, non-creditable (except as provided in Sections 5.2.3) against any other amounts payable hereunder, including any royalties due by Neovasc, in the amount of seven hundred and fifty thousand US dollars (US $750,000) (together with the Second Payment the “Anniversary Payments” and together with the One-Time Fee, the

“Fees”), payable on or before the applicable anniversary.  For clarity, the Fees shall not exceed the amount of three million US dollars (US $3,000,000).
5.2	Royalties.
5.2.1
Royalty Rate.  As further consideration for the Non-Assertion Covenant, Neovasc shall pay to MID a non-refundable, non-creditable (except as provided in Section 5.2.3) royalty on worldwide Net Sales of the Applicable Product (“Royalty”) in the amounts as follows in the table immediately below.

Annual Worldwide Net Sales of the Applicable Product	Royalty Rate
For all annual worldwide Net Sales	1.3%
For clarity, no more than one Royalty payment under this Agreement shall be due to MID with respect to a Sale of a particular Applicable Product.
5.2.2	Royalty Payments. Upon the First Commercial Sale, Neovasc shall make Royalty payments to MID on a calendar quarter basis on or before the following dates:
(a)	February 28 for any Sales that took place on or before the last day of the calendar quarter ending December 31, of the prior year;
(b)	May 31 for any Sales that took place on or before the last day of the calendar quarter ending March 31 of such calendar year;
(c)	August 31 for any Sales that took place on or before the last day of the calendar quarter ending June 30 of such calendar year; and
(d)	November 30 for any Sales that took place on or before the last day of the calendar quarter ending September 30 of such calendar year.
5.2.3	Buyout Option.
(a)
Neovasc (or its successor or assign) shall have the option to buy-out its obligations with respect to the Royalties under Section 5.2 at any time within sixty (60) days of a Change of Control of Neovasc, provided that, within such sixty (60) day period, Neovasc (or its successor or assign) makes a one-time non-refundable, non-creditable payment to MID in the amount of six million US dollars (US $6,000,000) less the cumulative Royalties and Fees paid by Neovasc to MID as of the date such payment is made.  In the event that Neovasc (or its successor or assign) does not make a payment within such sixty-day (60) period, this right to buyout the Royalties under this Section 5.2.3(a) shall immediately terminate.

(b)
At any time during the Term until the earlier of (i) a Change of Control and (ii) the fifth (5th) anniversary of the Effective Date (the “Neovasc Buy-Out Period”), Neovasc shall have the option to buy-out its obligation with respect to the Royalties under Section 5.2, provided that, within the Neovasc Buy-Out Period,

Neovasc makes a one-time non-refundable, non-creditable payment to MID in the amount of six million US dollars (US $6,000,000) less the cumulative Royalties and Fees paid by Neovasc to MID as of the date such payment is made.  In the event that Neovasc does not make such payment during the Neovasc Buy-Out Period, this right to buyout the Royalties under this Section 5.2.3(b) shall terminate immediately upon the expiration of the Neovasc Buyout Period.
5.3
Mode of Payment and Currency.  All payments to MID hereunder shall be made by deposit of USD in the requisite amount to the “Micro Interventional Devices Inc.” and will be made by delivery to any one of the following:

Payments under this Agreement shall be made in USD.  All Royalties payable shall be calculated first in the currency of the jurisdiction in which payment was made, and if not in the United States, then converted into USD.  The exchange rate for such conversion shall be the average of the rate quoted in The Wall Street Journal for the last business day of each month in the calendar quarter for such Royalty payment made.
5.4
Royalty Reports.  Within sixty (60) days after the end of each calendar quarter (i.e. Feb. 28, May 31, August 31 and Nov. 30), Neovasc shall deliver to MID a report (“Financial Report”) setting out all details reasonably necessary to calculate the Royalty due under this Article 5 for such calendar quarter, including:

5.4.1	Number of each Applicable Product Sold by Neovasc, its Affiliates and sublicensees in each country, the corresponding name of each such Applicable Product;
5.4.2	Gross sales and Net Sales of each Applicable Product made by Neovasc, its Affiliates and sublicensees;
5.4.3	Royalties;
5.4.4	The method and currency exchange rates (if any) used to calculate the Royalty;
5.4.5	A specification of all deductions and their dollar value that were taken to calculate Net Sales;
5.4.6	Date of First Commercial Sale in the United States (this need only be reported in the first Financial Report following such First Commercial Sale in the United States).
5.5
Late Payments.  Any failure by Neovasc to make a payment within thirty (30) days after the date when due shall obligate Neovasc to pay computed interest, the interest period commencing on the due date and ending on the actual payment date, to MID at a rate per annum equal to the United States prime rate set forth in the Wall Street Journal for the due date plus two percent (2%), or the highest rate allowed by Law, whichever is lower.

5.6	Accounting. Each Party shall calculate all amounts, and perform other accounting procedures required, under this Agreement and applicable to it in accordance with IFRS.
5.7
Books and Records.  Neovasc will keep, and cause its Affiliates and sublicensees to keep, accurate books and records of all Applicable Products Sold.  Neovasc will preserve, and cause its Affiliates to preserve, these books and records for at least five (5) years from the date of the Financial Report to which they pertain,.

5.8
Audits.  MID, at its own cost, through an independent auditor reasonably acceptable to Neovasc (and who has executed an appropriate confidentiality agreement reasonably acceptable to Neovasc that requires the auditor to keep any information learned by it confidential except as needed to report its audit conclusions to MID), may inspect and audit the relevant records of Neovasc, its Affiliates and sublicensees, pertaining to the calculation of the Royalty.  Neovasc, its Affiliates and sublicensees shall provide such auditors with access to the records during reasonable business hours and not more than once in any calendar year and not more than once for any particular set of records.  Such access need not be given to any such set of records more than once or more than five (5) years after the date of any report to be audited, unless a material discrepancy greater than ten percent (10%) of any quarterly Royalty is noted, in which case the applicable Neovasc, Affiliate or sublicensee shall provide access one additional time.  MID shall provide Neovasc, its Affiliates and sublicensees with written notice of its election to inspect and audit the records related to the Royalty not less than thirty (30) days prior to the proposed date of review of Neovasc’s, its Affiliates’ and sublicensees’ records by MID’s auditors.  Should the auditor find any underpayment of the Royalty by Neovasc that exceeds the higher of (a) fifty thousand United States dollars (US $50,000.00) or (b) five percent (5%) of the Royalty paid during the time period audited; Neovasc shall (i) promptly pay MID the amount of such underpayment; (ii) shall reimburse MID for the cost of the audit, and (iii) provide such auditors with a one-time audit right exercisable within six (6) months after MID receives the audit report.  If the auditor finds overpayment by Neovasc, then Neovasc shall have the right to deduct the overpayment from any future Royalty due to MID by Neovasc.  Neovasc may designate competitively sensitive information which such auditor may see and review but which it may not disclose to MID; provided, however, that such designation shall not restrict the auditor’s investigation or conclusions.  The results of any such audit shall be final and binding upon the Parties absent any manifest error.

5.9
Taxes.  MID shall be responsible for all Taxes due on payments made by Neovasc or its Affiliates to MID under this Agreement.  To the extent Neovasc or its Affiliates is required by applicable Law to deduct or withhold any Taxes on such payment. Neovasc shall pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly transmit to MID an official tax certificate or other evidence of such payment of such deduction or withholding tax.

5.10	Confidentiality and Public Announcements.
5.10.1
Each Party agrees that, for the Term and for five (5) years thereafter, such Party shall (a) use the same degree of care to maintain the secrecy of the Confidential Information of the other Party that it uses to maintain the secrecy of its Confidential Information of like kind, (b) use the Confidential Information only to accomplish the purpose of this Agreement or for audit or management purposes and (c) not disclose Confidential Information to any Person, provided, that Confidential Information may be disclosed to those representatives, counsel, directors, officers, employees or agents of such Party who (i) have a need to know the Confidential Information in connection with this Agreement, (ii) have been informed by such Party of the confidential nature of the Confidential Information and of the confidentiality undertakings of such Party contained herein and (iii) are bound in writing by the terms and provisions of this Agreement.

5.10.2
A Party may disclose the Confidential Information of the other Party to the extent required by Law or court order; provided, however, that the recipient promptly provides to the disclosing Party prior written notice of such disclosure and provides reasonable assistance in obtaining an order or other remedy protecting the Confidential Information from public disclosure and a reasonable time to oppose such process.  For clarity, such disclosure pursuant to this Section 5.11.2 shall not cause the information so disclosed to lose its confidential nature and in all other instances and circumstances such information shall remain Confidential Information.
5.10.3
Unless otherwise specified in writing, all documents and materials containing or embodying Confidential Information shall remain the property of the disclosing Party, and the other Party agrees not to make any copies of the Confidential Information without the prior consent of the disclosing Party except as necessary to fulfill its obligations under this Agreement.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS
6.1	Mutual Representations and Warranties. Each Party represents and warrants to the other Party that, as of the Effective Date:
6.1.1	such Party is duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization;
6.1.2	such Party has taken all action necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement;
6.1.3
this Agreement is a legal and valid obligation of such Party, binding upon such Party and enforceable against such Party in accordance with the terms of this Agreement, except as enforcement may be limited by applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and by general equitable principles; and

6.1.4	such Party has all right, power and authority to enter into this Agreement, to perform its obligations under this Agreement.
6.2	Disclaimer of Representations and Warranties.
6.2.1
OTHER THAN THE REPRESENTATIONS AND WARRANTIES PROVIDED IN SECTION 6.1 ABOVE, THE MID PARTIES AND THE NEOVASC PARTIES MAKE NO REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND EXPLICITLY DISCLAIM ANY REPRESENTATION AND WARRANTY, INCLUDING WITH RESPECT TO ANY ACCURACY, COMPLETENESS, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMMERCIAL UTILITY, NON-INFRINGEMENT OR TITLE FOR THE MID TRADE-SECRETS, LICENSE AND ANY LICENSED PRODUCT.

6.2.2	Furthermore, nothing in this Agreement will be construed as:
(a)
A representation or warranty that anything made, used, sold or otherwise disposed using the MID Trade-Secrets is or will be free from infringement of patents, copyrights, trademarks or any other forms of Intellectual Property Rights or tangible property rights of Third Parties;

(b)
Conferring by implication, estoppel or otherwise any license or rights under any Intellectual Property Rights of the MID Parties other than MID Trade-Secrets as defined herein, regardless of whether such rights are dominant or subordinate to the MID Trade-Secrets; and

(c)	Obligating the MID Parties to furnish any know-how other than the MID Trade-Secrets.
6.3	Neovasc Covenants.
6.3.1
Neovasc and its Affiliates will comply with all Laws that apply to its activities or obligations under this Agreement.  For example, Neovasc and its Affiliates will comply with applicable United States export Laws and regulations.  The transfer of certain technical data and commodities may require a license from the applicable agency of the United States government and/or written assurances by Neovasc and/or its Affiliates that Neovasc and/or its Affiliates will not export data or commodities to certain foreign countries without prior approval of the agency.

6.3.2	Neither Neovasc Party will not grant a security interest in the MID Trade-Secrets or this Agreement.
ARTICLE 7
INDEMNIFICATION; INSURANCE AND LIMITATION OF LIABILITY
7.1	Indemnification by Neovasc.
7.1.1
Neovasc, its Affiliates and sublicensees shall defend, indemnify and hold the MID Parties and their respective directors officers and employees (the “MID Indemnitees”) harmless from and against any and all liability, damage, loss, cost or expense (including reasonable attorneys’ fees), including bodily injury, risk of bodily injury, death and property damage to the extent arising out of Third Party claims or suits related to (a) the development, testing, use, manufacture, promotion, sale or other disposition of any Applicable Product (including any product liability claim), (b) Applicable Product any breach of this Agreement or Laws by Neovasc, its Affiliates or sublicensees, and (c) Neovasc’s, its Affiliates’ or sublicensees’ gross negligence or willful misconduct; provided that Neovasc’s, its Affiliates’ and sublicensee’s obligations pursuant to this Section 7.1 shall not apply to the extent such claims or suits result from the gross negligence or willful misconduct of any MID Indemnitees or MID’s breach of any of the representations and warranties set forth in Section 6.1, in each case as determined by a court of law.

7.1.2
As a condition to a MID Indemnitee’s right to receive indemnification under this Section 7.1, MID shall: (a) promptly notify Neovasc as soon as it becomes aware of a claim or suit for which indemnification may be sought pursuant hereto; (b) reasonably cooperate, and cause the individual MID Indemnitees to reasonably cooperate, with Neovasc in the defense, settlement or compromise of such claim or suit; and (c) permit the Neovasc to control the defense, settlement or compromise of such claim or suit, including the right to select defense counsel.  In no event, however, may Neovasc compromise or settle any claim or suit in a manner which (a) admits fault or negligence on the part of a MID Party or any other MID Indemnitee; (b) commits a MID Party or any other MID Indemnitee to take, or forbear to take, any action, without the prior written consent of MID, or (c) grant any rights under the MID Trade-Secrets except for sublicenses permitted under Article 2.

The MID Parties shall reasonably cooperate with Neovasc and its counsel in the course of the defense of any such suit, claim or demand, such cooperation to include using reasonable efforts to provide or make available documents, information and witnesses.
7.2	Insurance.
7.2.1
Neovasc, at its sole cost and expense, shall insure Neovasc, its Affiliates’ and sublicensees’ activities in connection with the exercise of the rights and performance of obligations under this Agreement and obtain, keep in force, and maintain insurance (contractual liability included) with coverages and limits sufficient to cover its indemnification obligations under this Agreement.

7.2.2
If the above insurance is written on a claims-made form, it shall continue for three (3) years following termination or expiration of this Agreement.  The insurance shall have a retroactive date of placement prior to or coinciding with the Effective Date of this Agreement.

7.2.3	Neovasc expressly understands, however, that the coverages and limits in Section 7.2.1 do not in any way limit Neovasc’s liability or indemnification obligations. The insurance will:
(a)	State that MID is endorsed as an additional insured with respect to the coverages in Section 7.2.1; and
(b)
Include a provision that the coverages will be primary and will not participate with nor will be excess over any valid and collective insurance or program of self-insurance carried or maintained by MID.

7.2.4
Neovasc must furnish to MID (a) valid certificate of insurance evidencing compliance with all requirements of this Agreement and (b) additional insured endorsements for applicable policies naming “Micro Interventional Devices Inc.” as an additional insured.  Neovasc must furnish all documents within thirty (30) days of the Effective Date, once per year thereafter and at any time there is a modification in such insurance.

7.3
LIMITATION OF LIABILITY.  EXCEPT FOR BREACHES OF SECTION 5.11, IN NO EVENT SHALL EITHER PARTY OR ANY OF ITS AFFILIATES BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING LOSS OF PROFITS, WHETHER IN CONTRACT, WARRANTY, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREIN OR ANY BREACH HEREOF.  NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS AGREEMENT SHALL LIMIT NEOVASC’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 7.1 ABOVE.

ARTICLE 8
TERM AND TERMINATION
8.1
Term.  The term of this Agreement (the “Term”) shall commence on the Effective Date and, unless terminated sooner as provided below, shall continue in full force and effect until the earlier of (a) Parties mutual agreement in writing to terminate this Agreement and (b) five (5) years after any Applicable Product is no longer being developed, made, used or sold.

8.2	Termination For Cause.
8.2.1
If Neovasc materially breaches any of its material obligations under this Agreement, the MID Parties may give to Neovasc a written notice specifying the nature of the default, requiring it to cure such breach, and stating its intention to terminate this Agreement.  If such breach is not cured within thirty (30) days of such notice or the subject of a good-faith dispute by Neovasc, such termination shall become effective upon a notice of termination by the MID Parties thereafter.

8.3	Effects of Expiration or Termination.
8.3.1
Notwithstanding the expiration or termination of this Agreement, the following provisions shall survive: Sections 3.4, 5.5, 5.6, 5.11 (solely for five (5) years after the expiration or termination of this Agreement), 7.2 (solely for three (3) years after the expiration or termination of this Agreement), and 8.3 and Articles 1, 6, 7 and 9.

8.3.2
Expiration or termination of this Agreement shall not relieve the Parties of any obligation or liability that, at the time of expiration or termination, has already accrued hereunder, or which is attributable to a period prior to the effective date of such expiration or termination.  Expiration or termination of this Agreement shall not preclude either Party from pursuing all rights and remedies it may have hereunder or at Law or in equity with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation.

ARTICLE 9
ADDITIONAL PROVISIONS
9.1
Relationship of the Parties.  Nothing in this Agreement is intended or shall be deemed, for financial, tax, legal or other purposes, to constitute a partnership, agency, joint venture or employer-employee relationship between the Parties.  The Parties are independent contractors and at no time will either Party make commitments or incur any charges or expenses for or on behalf of the other Party.

9.2	Expenses. Each Party shall pay its own expenses and costs incidental to the preparation of this Agreement and to the consummation of the transactions contemplated hereby.
9.3
Use of Names.  Neovasc, its Affiliates and sublicensees may not use the name, logo, seal, trademark, or service mark (including any adaptation of them) of a MID Party, without the prior written consent of MID.  Notwithstanding the foregoing, Neovasc may use the name of a MID Party in a non-misleading and factual manner solely in (a) executive summaries, business plans, offering memoranda and other similar documents used by Neovasc for the purpose of raising financing for the operations of Neovasc as related to any Applicable Product, or entering into commercial contracts with Third Parties, but in such case only to the extent necessary to inform a reader that the Non-Assertion Covenant, and (b) any securities reports required to be filed with the Securities and Exchange Commission.

9.4
No Discrimination.  No MID Party nor Neovasc Party nor their respective Affiliates will discriminate against any employee or applicant for employment because of race, color, sex, sexual or affectional preference, age, religion, national or ethnic origin, handicap, or veteran status.

9.5	Successors and Assignment.
9.5.1	The terms and provisions hereof shall inure to the benefit of, and be binding upon, the Parties and their respective successors and permitted assigns.
9.5.2
Neither Party may assign or transfer this Agreement or any of its rights or obligations created hereunder, by operation of law or otherwise, without the prior written consent of the other Party, provided that the other Party shall not unreasonably withhold, condition or delay its consent; and further provided that each Party upon prior written notice to the other Party may, without such consent, assign this Agreement in whole to an Affiliate of such Party or to a Third Party that acquires or succeeds to all or substantially all of the assigning Party’s business and assets related to mitral valves, whether by sale, merger, operation of law or otherwise.

9.5.3
Notwithstanding anything in this Agreement to the contrary, the Parties hereto acknowledge that this Agreement may be assumed and/or assigned by a Neovasc Party in any proceeding under section 365 of title 11 of the United States Code, subject to satisfaction of the requirements of section 365 (excluding any consent right of MID to such assumption and/or assignment), including any assumption and assignment of this Agreement by a Neovasc Party to (a) a Third Party that acquires or succeeds to any of the Neovasc Party’s business or assets to which this Agreement relates, or (b) a reorganized entity which is a successor to any of the Neovasc Party’s business or assets to which this Agreement relates, provided for avoidance of doubt that the Parties agree that any commercialization of Applicable Products by any such Third Party or successor of such business or assets will require the assumption of all obligations under Article 5 of this Agreement.  For the avoidance of doubt, each Party fully reserves its rights to contest any proposed adequate assurance of future performance offered by such Third Party or such reorganized entity, as applicable.

9.5.4	Any assignment not in accordance with this Section 9.5 shall be null and void.
9.6
Further Actions.  Each Party agrees to execute, acknowledge and deliver such further instruments and to do all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

9.7
Entire Agreement of the Parties; Amendments.  This Agreement and the Schedules hereto constitute and contain the entire understanding and agreement of the Parties respecting the subject matter hereof and cancel and supersede any and all prior negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter.  No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in a writing referencing this Agreement and signed by a duly authorized officer of each Party.

9.8
Governing Law.  This Agreement shall be governed by and interpreted in accordance with the Laws of Delaware, excluding application of any conflict of Laws principles that would require application of the law of a jurisdiction outside of Delaware.

9.9
Dispute Resolution.  If a dispute arises between the Parties concerning this Agreement, then the Parties will confer, as soon as practicable, in an attempt to resolve the dispute.  If the Parties are unable to resolve such dispute amicably, then the Parties will submit to the exclusive jurisdiction of, and venue in, the Federal courts located in Delaware.

9.10
Notices and Deliveries.  Any notice, request, approval or consent required or permitted to be given under this Agreement shall be in writing and directed to a Party at its address or facsimile number shown below or such other address or facsimile number as such Party shall have last given by notice to the other Party.  A notice will be deemed received: if delivered personally, on the date of delivery; if mailed, five (5) days after deposit in the United States mail; if sent via courier, one (1) business day after deposit with the courier service; or if sent via facsimile, upon receipt of confirmation of transmission provided that a confirming copy of such notice is sent by certified mail, postage prepaid, return receipt requested.

For The MID Parties	with a copy to:

Micro-Interventional Devices 5 Caufield Place Suite 102 Newtown, PA 18940 Attention: Michael Whitman	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Attention: Elizabeth Holland

For The Neovasc Parties:	with a copy to:

Neovasc Inc.	Wilson Sonsini Goodrich & Rosati, P.C.
13566 Maycrest Way	650 Page Mill Road
Suite 5138	Palo Alto, California 94304
Richmond, British Columbia, V6V 2J7
Fax: (604) 270-4384	Fax: (650) 493-6811
Attention: Chris Clark	Attention: Joel C. Boehm

9.11
Waiver.  A waiver by either Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any other term or condition hereof.  All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

9.12
Severability.  When possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under law, but if any provision of this Agreement is held to be prohibited by or invalid under law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.  The Parties shall make a good faith effort to replace the invalid or unenforceable provision with a valid one which in its economic effect is most consistent with the invalid or unenforceable provision.

9.13
Interpretation.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  All references herein to Articles, Schedules, and Sections shall be deemed references to Articles and Sections of and Schedules to this Agreement unless the context shall otherwise require.  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time.  Unless the context otherwise requires, countries shall include territories.  References to any specific Law or article, section or other division thereof, shall be deemed to include the then-current amendments or any replacement Law thereto.

9.14
Counterparts.  This Agreement may be executed in counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument.  A facsimile or a portable document format (PDF) copy of this Agreement, including the signature pages, will be deemed an original.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, duly authorized representatives of the Parties have executed this Agreement as of the Effective Date.
MICRO INTERVENTIONAL DEVICES INC.		NEOVASC INC.

By:	/s/ Michael Whitman	By:	/s/ Fred Colen
Name:	Michael Whitman	Name:	Fred Colen
Title:	President and CEO	Title:	President and CEO

ENDOVALVE INC.		NEOVASC TIARA INC.

By:	/s/ Michael Whitman	By:	/s/ Fred Colen
Name:	Michael Whitman	Name:	Fred Colen
Title:	CEO	Title:	Authorized Signatory

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	February 20, 2019	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer